SUB-ITEM 77E

              INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

                                LEGAL PROCEEDINGS

IN RE: TOUSA, INC. ET AL., DEBTORS. OFFICIAL COMMITTEE OF UNSECURED CREDITORS OF TOUSA, INC., ET AL., v. CITICORP NORTH AMERICA, INC. ET AL.,

The Trust is named as a defendant in an adversary proceeding in the Bankruptcy Court of the Southern District of Florida. The complaint was filed on July 14, 2008 by the Official Committee of Unsecured Creditors of TOUSA and filed as amended on October 17, 2008. The Plaintiff made allegations against the Trust in two separate lending capacities: as "Transeastern Lenders" and as "First Lienholders" (collectively, "Lenders"). The Transeastern Lenders loaned money to Transeastern, a joint venture between TOUSA and Falcone. TOUSA repaid the loans as part of a global settlement of claims against it. The repayment was financed using first and second liens with the First and Second Lienholders. Plaintiff alleged that both the payment to Transeastern and the grant of liens should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleged that subsidiaries of TOUSA were allegedly forced to become co-borrowers and guarantors of the monies used/allocated to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value for incurring those obligations. The case went to trial in July and August 2009, on October 13, 2009 the Bankruptcy Court rendered a Final Judgment, which was later amended on October 30, 2009, against the Lenders and requiring Lenders to post bonds equal to 110% of damages and disgorgement against them. The Transeastern Lenders and First Lienholders separately appealed the decision to the district court. On February 11, 2011, the District Court, issued an order in the Transeastern Lenders appeal that: 1) quashed the Bankruptcy Court's Order as it relates to the liability of the Transeastern Lenders; 2) made null and void the Bankruptcy Court's imposition of remedies as to the Transeastern Lenders; 3) discharged all bonds deposited by Transeastern Lenders, unless any further appeals are filed, in which case the bonds would remain in effect pending resolution of appeals; 4) dismissed as moot additional appeal proceedings of the Transeastern Lenders that were contingent upon the District Court's decision concerning liability; and 5) closed all District Court appeal proceedings concerning the Transeastern Lenders. The Plaintiff appealed to the 11th Circuit Court of Appeals, where it is currently pending. The First Lienholders appeal to the district court is stayed pending the result of the Transeastern Lenders appeal.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.